Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of B. Riley Principal 150 Merger Corp. on Form S-4 of our report dated October 21, 2021 (except for the effects of the restatement described in Note 3 as to which the date is January 3, 2022), which includes an explanatory paragraph as to the FaZe Clan, Inc.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of FaZe Clan, Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, California

January 6, 2022